Exhibit 99.1

RANDGOLD & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share code: RNG (suspended)	ISIN: ZAE000008819

Nasdaq trading symbol: RANGY

(“Randgold”)

Directorate changes on the board of Randgold

In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited (“the JSE”), Randgold advises that, with effect from close of business on 24 August 2005, the following changes took place:

Resignations

Mr R A R Kebble (in his capacity as Non-Executive Chairman),

Mr R B Kebble (in his capacity as the Chief Executive Officer), and

Mr L R Ncwana (in his capacity as a Non-Executive Director) have resigned.

Mr H C Buitendag (in his capacity as Financial Director) has retired, with effect from the same date.

Appointments

The following directors have been appointed to the Randgold board with effect from the same date:

Mr P H Gray (Chief Executive Officer); and

Mr J C Lamprecht (Financial Director).

Proposed new appointments

Mr D M Nurek	Independent Non-Executive Chairman
Mr S E Abrahams	Independent Non-Executive Director
Mr D E Jowell	Independent Non-Executive Director

The abovementioned proposed appointments will be advised in due course.

An additional non-executive director will also be appointed in due course.

The Randgold board as currently constituted is as follows:

Peter Henry Gray	Chief Executive Officer
John Chris Lamprecht	Financial Director
Matsehoa Brenda Madumise	Independent Non-Executive Director
Andrew Christoffel Nissen	Independent Non-Executive Director

Listing of Randgold

It is anticipated that Randgold’s audited annual report will be posted to shareholders on or about 15 September 2005, at which time Randgold will apply to the JSE for the suspension of its shares on the JSE to be lifted.

30 August 2005

Johannesburg

Sponsor

Sasfin Corporate Finance

A division of Sasfin Bank Limited